SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

TILE SHOP HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

88677Q109

(CUSIP Number)

Peter J. Jacullo III

c/o Tile Shop Holdings, Inc.

14000 Carlson Parkway

Plymouth, Minnesota 55441

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 23, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88677Q109	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON JWTS, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,441,180(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,441,180(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 4,441,180(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON CO

____________

(1) Represents 4,441,180 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Tile Shop Holdings, Inc. (the “Company”) held by JWTS, Inc. (“JWTS”). Peter J. Jacullo III (“Jacullo”) is the President and the sole member of the board of directors of JWTS, holds sole voting and dispositive power over the securities held by JWTS, and may be deemed to beneficially own the securities held by JWTS.

CUSIP No. 88677Q109	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Peter J. Jacullo III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,828,013(1)
	8	SHARED VOTING POWER 3,676,989(2)
	9	SOLE DISPOSITIVE POWER 4,828,013(1)
	10	SHARED DISPOSITIVE POWER 3,676,989(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 8,505,002(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON IN

____________

(1) Includes 4,441,180 shares of Common Stock of the Company held by JWTS. Includes 24,571 shares of restricted Common Stock received as director compensation, which are subject to a risk of forfeiture until the earlier of (a) the date of the Company’s next annual meeting of stockholders and (b) July 16, 2020. Mr. Jacullo is the President and the sole member of the board of directors of JWTS, holds sole voting and dispositive power over the securities held by JWTS, and may be deemed to beneficially own the securities held by JWTS.

(2) Includes 3,676,989 shares of Common Stock of the Company held by the Katherine D. Jacullo Children’s 1993 Irrevocable Trust (the “Trust”). Mr. Jacullo and George P. Alberici (“Alberici”) are co-trustees of the Trust, hold shared voting and dispositive power over the securities held by the Trust, and may be deemed to beneficially own the securities held by the Trust.

CUSIP No. 88677Q109	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Katherine D. Jacullo Children’s 1993 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,676,989(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,676,989(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,676,989(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON OO

____________

(1) Represents 3,676,989 shares of Common Stock of the Company held by the Trust. Messrs. Jacullo and Alberici are co-trustees of the Trust, hold shared voting and dispositive power over the securities held by the Trust, and may be deemed to beneficially own the securities held by the Trust.

CUSIP No. 88677Q109	13D	Page 5 of 7 Pages

This Amendment No. 4 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 4”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on August 29, 2012, as amended (this “Statement” or “Schedule 13D”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Tile Shop Holdings, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 4, the Schedule 13D remains unchanged.

Item 2.	Identity and Background.

(a) The persons and entities filing this statement are JWTS, Inc. (“JWTS”), Peter J. Jacullo III (“Jacullo”), George P. Alberici (“Alberici”) and the Katherine D. Jacullo Children’s 1993 Irrevocable Trust (the “Trust” and, together with JWTS and Messrs. Jacullo and Alberici, the “Reporting Persons”).

(b) The address of the principal place of business of each of JWTS, Mr. Jacullo and the Trust is 61 High Ridge Avenue, Ridgefield, Connecticut 06877. Mr. Alberici’s address is 7 Fair Valley Court, Newark, Delaware 19711.

(c) The principal business of JWTS is investing. Mr. Jacullo’s principal occupation is investing. Mr. Alberici’s principal business is serving as a co-trustee of the Trust. The principal business of the Trust is holding investments for its beneficiaries.

(d) None of the Reporting Persons described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) JWTS is incorporated in the State of Delaware. Mr. Jacullo is a citizen of the United States of America. Mr. Alberici is a citizen of the United States of America. The Trust is a trust initially formed under the laws of the State of New Jersey and is a Delaware foreign trust.

Item 3.	Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as purchased by the Trust in Item 5(c), including brokerage commissions, was approximately $3,728,885. The source of these funds was personal funds.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 8,505,002 shares of Common Stock, which represents approximately 16.7% of the Company’s outstanding shares of Common Stock.

Each of the Reporting Persons holds the number and percentage of shares of Common Stock disclosed as owned by it or him in the applicable table set forth on the cover page to this Statement.

Each percentage ownership of Common Stock set forth in this Statement is based on the 50,883,029 shares of Common Stock reported by the Company as outstanding as of October 28, 2019 in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019.

(b) Each of the Reporting Persons beneficially owns the number and percentage of shares of Common Stock disclosed as beneficially owned by it or him in the applicable table set forth on the cover page to this Statement. Mr. Jacullo has the sole power to direct the voting and disposition of the shares of Common Stock reported in this Statement as held by JWTS and the shares of Common Stock held directly by Mr. Jacullo. As co-trustees of the Trust, Messrs. Jacullo and Alberici hold shared voting and dispositive power over the shares of Common Stock held by the Trust.

CUSIP No. 88677Q109	13D	Page 6 of 7 Pages

(c) The Reporting Persons effected the following transactions during the past 60 days.

On October 23, 2019, the Trust purchased 1,772,551 shares of Common Stock, through the open market, at a weighted average price of $1.53 per share. The shares were purchased in multiple transactions at prices ranging from $1.19 to $1.71 per share.

On October 24, 2019, the Trust purchased 600,000 shares of Common Stock, through the open market, at a weighted average price of $1.69 per share. The shares were purchased in multiple transactions at prices ranging from $1.69 to $1.70 per share.

The Reporting Persons undertake to provide the Company, any security holder of the Company or the staff of the U.S. Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 4, which agreement is set forth on the signature page to this Statement.

CUSIP No. 88677Q109	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: November 12, 2019

JWTS, INC.

/s/ Peter J. Jacullo III
Peter J. Jacullo III
President

/s/ Peter J. Jacullo III
PETER J. JACULLO III /s/ George Alberici
GEORGE ALBERICI

KATHERINE D. JACULLO CHILDREN’S 1993 IRREVOCABLE TRUST

/s/ Peter J. Jacullo III
Peter J. Jacullo III
Trustee